UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EXCELSIOR LASALLE PROPERTY FUND, INC.

(Name of Subject Company (issuer))

EXCELSIOR LASALLE PROPERTY FUND, INC. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Henry I. Feuerstein

Chief Executive Officer

Excelsior LaSalle Property Fund, Inc.

225 High Ridge Road

Stamford, CT 06905

(203) 352-4400

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copies to:

Michael L. Zuppone, Esq.

Keith D. Pisani, Esq.

Paul, Hastings, Janofsky & Walker, LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$307.00

*	Calculated as the maximum aggregate purchase price for shares of Class A Common Stock.
**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of cash offered by the Company.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is a final amendment, which amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2007 by Excelsior LaSalle Property Fund, Inc. (the “Fund”) in connection with the Fund’s offer to purchase up to $10 million of its Class A common stock, $0.01 par value per share (the “Shares”), on the terms and subject to the conditions described in the Offer to Purchase, dated May 14, 2007 and the related attachments thereto (the “Offer”).

This amendment reports the results of the Fund’s tender offer in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.

Item 4.	Terms of the Transaction.

Paragraph (a) of Item 4 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 midnight, Eastern Time, on June 12, 2007. The Fund has accepted for purchase all validly tendered Shares pursuant to the Offer, which totaled approximately 114,922 Shares, or approximately 3.5% of the Fund’s outstanding Shares. The Fund will make cash payments of approximately $13,325,194 to purchase the Shares tendered pursuant to the Offer. Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, the Fund accepted for purchase approximately $3,325,194 of Shares (or 28,678 Shares) in addition to the $10,000,000 (or 86,244 Shares) it had offered to purchase pursuant to the Offer.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.

By: /s/ Henry I. Feuerstein

Name: Henry I. Feuerstein

Title:	Chief Executive Officer

Date: June 14, 2007

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Exhibit Index

Exhibit

Number	Description
(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal
(a)(1)(B)*	The Offer to Purchase, dated May 14, 2007.
(a)(1)(C)*	Form of Letter of Transmittal.
(a)(1)(D)*	Form of Notice of Withdrawal.
(a)(1)(E)*	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock.

________________________

*Previously filed.

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